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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2006

                           Prana Biotechnology Limited
                              (Name of Registrant)

      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                     (Address of Principal Executive Office)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

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

                           PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.    Aging Cell Paper Further Validates Prana Science

PRANA
BIOTECHNOLOGY   [LOGO]
      Limited

                Aging Cell Paper Further Validates Prana Science

- Findings demonstrates that MPACs can enter the brain and seek out the relevant Alzheimer's therapeutic target as Prana scientists have long hypothesized -

Melbourne, Australia - February 1, 2006: Prana Biotechnology Limited (NASDAQ:
PRAN, ASX: PBT), today announced that Aging Cell, a journal addressing fundamental issues in the biology of aging, has published a new paper in its February edition entitled, "Radioiodinated Clioquinol as a Biomarker for
(beta)-amyloid: Zn2+ complexes in Alzheimer's disease".

The paper reveals that Prana's MPACs, "Metal Protein Attenuating Compounds", as demonstrated by clioquinol (CQ), can enter the brain and seek out the relevant AD therapeutic target - the metal-bound beta-amyloid ((beta)-amyloid), as Prana scientists have long hypothesized. Previously it had been shown that MPACs can dissolve plaque taken from post mortem human Alzheimer brain tissue(1), reduce formation of the A(beta) aggregates in AD mouse models1 and block the production of toxic radicals from metal bound amyloid(2) in vitro, thereby detoxifying the amyloid. But until this study, in vivo proof of the specific target of MPACs had been difficult to establish and the erroneous perception of MPACs as mere metal "chelators" had persisted.

"This is the first demonstration in a living animal that clioquinol can be tracked to the biochemical target we have long believed it was attacking, the metal bound (beta)-amyloid," said Professor Ashley Bush of the Harvard Medical School and the Mental Health Research Institute of Victoria (Australia), and a Prana co-founding scientist. "What is exciting is seeing the injected labeled CQ make its way to the area of interest in the brain and target the zinc bound plaque-like aggregates in mouse brains. This visualization of the MPAC theory in action is really satisfying.

"These data also establish that Prana MPACs can be labeled with radioactivity and that there may be potential for development as diagnostic markers for Alzheimer's disease, possibly detecting the disease years before symptoms begin," added Dr. Bush

Based on the hypothesis that (beta)-amyloid is a key player in the onset and deterioration of Alzheimer's disease, Prana maintains that it is the inappropriate interaction of (beta)-amyloid with brain metals - copper and zinc
- that causes this otherwise normal brain protein to form toxic accumulations. Unlike current approved Alzheimer's therapies that only treat the symptoms of the disease, Prana's MPACs target the underlying cause of the disease.

The founding scientists, Professors Ashley Bush, Rudolph Tanzi and Colin Masters, theories concerning the interaction between metals and the protein
(beta)-amyloid in the brain are the basis of Prana's treatments for Alzheimer's and other neurodegenerative diseases.

About Aging Cell magazine

Aging Cell is a new journal aiming to publish novel and exciting science that addresses fundamental issues in the biology of aging. All areas of aging biology are welcome in the journal and the experimental approaches used can be wide-ranging. With the rapid developments in genomic sequencing and analysis, and availability of new technologies to analyze functional genomics and proteomics, the combined powers of genetics, biochemistry and cell biology are leading to the very rapid production of new information.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, generated the scientific basis for Prana's technology.

For further information, please visit our web site at www.pranabio.com.

                                       ###

Contacts:

Investor Relations                      Media Relations

Kathy Price                             Ivette Almeida
The Global Consulting Group             The Global Consulting Group
T: 646-284-9430                         T: 646-284-9455
E: kprice@hfgcg.com                     E: ialmeida@hfgcg.com

Footnotes:

      1.    Cherny. et. al Neuron (2001);v30:665-676 (2002)
      2. Puglielli e t al. The Journal of Clinical Investigation (2005), v.115, No. 9.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PRANA BIOTECHNOLOGY LIMITED
                                        ---------------------------
                                                (Registrant)


                                        By /s/ Geoffrey Kempler
                                           -------------------------------------
                                               Geoffrey Kempler,
                                               Executive Chairman

Date: February 1, 2006